

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Shannon Wilkinson
Chief Executive Officer
Tego Cyber, Inc.
8565 South Eastern Avenue, Suite 150
Las Vegas, Nevada 89123

      Re: Tego Cyber, Inc.
            Registration Statement on Form S-1
            Filed June 14, 2021
            File No. 333-257066

Dear Ms. Wilkinson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Jessica M. Lockett, Esq.